**Mercedes-Benz Auto Receivables Trust 2022-1**
**Investor Report**
Collection Period Ended      31-Aug-2025

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 34 | | | |
| Collection Period (from... to) | 1-Aug-2025 | 31-Aug-2025 | | |
| Determination Date | 11-Sep-2025 | | | |
| Record Date | 12-Sep-2025 | | | |
| Distribution Date | 15-Sep-2025 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Aug-2025 | 15-Sep-2025 | Actual/360 Days | 31 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Aug-2025 | 15-Sep-2025 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 393,170,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 693,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 657,000,000.00 | 212,047,908.48 | 186,867,246.41 | 25,180,662.07 | 38.326731 | 0.284425 |
| Class A-4 Notes | 124,000,000.00 | 124,000,000.00 | 124,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,867,170,000.00** | **336,047,908.48** | **310,867,246.41** | **25,180,662.07** | | |
| | | | | | | |
| Overcollateralization | 47,871,393.47 | 47,876,034.84 | 47,876,034.84 | | | |
| Adjusted Pool Balance | 1,915,041,393.47 | 383,923,943.32 | 358,743,281.25 | | | |
| Yield Supplement Overcollateralization Amount | 221,029,289.69 | 38,402,071.34 | 35,466,730.43 | | | |
| **Pool Balance** | **2,136,070,683.16** | **422,326,014.66** | **394,210,011.68** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 47,871,393.47 | 2.50% |
| Target Overcollateralization Amount | 47,876,034.84 | 2.50% |
| Current Overcollateralization Amount | 47,876,034.84 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.260000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 5.210000% | 920,641.34 | 1.401281 | 26,101,303.41 | 39.728011 |
| Class A-4 Notes | 5.250000% | 542,500.00 | 4.375000 | 542,500.00 | 4.375000 |
| **Total** | | **$1,463,141.34** | | **$26,643,803.41** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 26,534,679.50 | (1) Total Servicing Fee | 351,938.35 |
| Interest Collections | 1,617,376.87 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 663,369.31 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 777,570.38 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 119,911.18 | (3) Interest Distributable Amount Class A Notes | 1,463,141.34 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 114,016.27 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **29,826,923.51** | (6) Regular Principal Distributable Amount | 25,180,662.07 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **29,826,923.51** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 2,831,181.75 |
| | | **Total Distribution** | **29,826,923.51** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 351,938.35 | 351,938.35 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 1,463,141.34 | 1,463,141.34 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3 Notes | 920,641.34 | 920,641.34 | 0.00 |
|    thereof on Class A-4 Notes | 542,500.00 | 542,500.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 1,463,141.34 | 1,463,141.34 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 25,180,662.07 | 25,180,662.07 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 25,180,662.07 | 25,180,662.07 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 4,787,603.48 |
| Reserve Fund Amount - Beginning Balance | 4,787,603.48 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 16,253.81 |
| minus Net Investment Earnings | 16,253.81 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 4,787,603.48 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 16,253.81 |
| Net Investment Earnings on the Collection Account | 97,762.46 |
| Investment Earnings for the Collection Period | 114,016.27 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 2,136,070,683.16 | 55,476 |
| | | |
| Pool Balance beginning of Collection Period | 422,326,014.66 | 23,612 |
| Principal Collections | 17,704,886.07 | |
| Principal Collections attributable to Full Pay-offs | 8,829,793.43 | |
| Principal Purchase Amounts | 118,697.02 | |
| Principal Gross Losses | 1,462,626.46 | |
| Pool Balance end of Collection Period | 394,210,011.68 | 22,719 |
| Pool Factor | 18.45% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 4.40% | 4.74% |
| Weighted Average Number of Remaining Payments | 53.57 | 24.64 |
| Weighted Average Seasoning (months) | 13.45 | 46.10 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 382,358,045.55 | 22,293 | 96.99% |
| 31-60 Days Delinquent | 8,346,382.35 | 311 | 2.12% |
| 61-90 Days Delinquent | 2,901,322.17 | 94 | 0.74% |
| 91-120 Days Delinquent | 604,261.61 | 21 | 0.15% |
| Total | 394,210,011.68 | 22,719 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.889% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,462,626.46 | 63 | 80,565,625.80 | 2,385 |
| Principal Net Liquidation Proceeds | 658,589.87 | | 26,677,103.86 | |
| Principal Recoveries | 749,505.68 | | 25,889,922.97 | |
| Principal Net Loss / (Gain) | 54,530.91 | | 27,998,598.97 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.160% |
| Prior Collection Period | (0.592%) |
| Second Prior Collection Period | 0.218 % |
| Third Prior Collection Period | (0.234%) |
| | |
| Four Month Average | (0.112%) |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 1.311% |
| **Average Net Loss / (Gain)** | 11,739.45 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.